UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

ALICO, INC.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Remy W. Trafelet

c/o Trafelet & Company, LLC

410 Park Avenue, 17th Floor

New York, New York 10022

(212) 201-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 016230 10-4

1	NAME OF REPORTING PERSONS Remy W. Trafelet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 758,321 (1)
	8	SHARED VOTING POWER 162,785 (2)
	9	SOLE DISPOSITIVE POWER 758,321 (1)
	10	SHARED DISPOSITIVE POWER 162,785 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,106 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	106,221 of these shares of Common Stock are held by a limited liability company of which Mr. Trafelet is the sole owner. Mr. Trafelet disclaims beneficial ownership of the shares held by such limited liability company except to the extent of his pecuniary interest therein.
(2)	162,785 shares of Common Stock are held by Delta Offshore Master II, LTD (the “Fund”) of which Mr. Trafelet may be considered to be the indirect beneficial owner by virtue of his position with Trafelet Capital Management, L.P. (“TCM”), which serves as investment manager to the Fund and, in such capacity, exercises voting and investment control over securities held for the accounts of the Fund. Mr. Trafelet disclaims beneficial ownership of the Common Stock held by the Fund except to the extent of his pecuniary interest therein.
(3)	The percentage of shares of Common Stock was determined using a denominator of 7,476,513 shares of Common Stock outstanding as of August 2, 2019, as per the Issuer’s Form 10-Q, filed August 6, 2019.

SCHEDULE 13D

Introduction.

This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013, as amended by Amendment No. 1 filed with the SEC on December 10, 2014, Amendment No. 2 filed with the SEC on January 16, 2015, Amendment No. 3 filed with the SEC on March 3, 2015, Amendment No. 4 filed with the SEC on March 30, 2015, Amendment No. 5 filed with the SEC on August 27, 2015, Amendment No. 6 filed with the SEC on October 12, 2018, Amendment No. 7 filed with the SEC on November 11, 2018, Amendment No. 8 filed with the SEC on December 21, 2018, Amendment No. 9 filed with the SEC on February 13, 2019 and Amendment No. 10 filed with the SEC on September 27, 2019 by 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”) and Remy W. Trafelet (as amended, the “Schedule 13D”). For purposes of this Amendment No. 11, Mr. Trafelet is the sole reporting person, and is sometimes referred to as the “Reporting Person.” Except as indicated in this Amendment No. 11, all other information as to the Reporting Person set forth in the Schedule 13D remains unchanged, and capitalized terms used herein that are not defined herein have the same meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

This Amendment No. 11 reports a change in the percentage of the Reporting Person’s beneficial ownership of the Issuer since the filing of Amendment No. 10.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)	Items 7 through 11 and 13 of the cover page of this Amendment No.11 are incorporated herein by reference.

(c)	Transactions in respect of the Reporting Person’s beneficial ownership of the Issuer’s Common Stock made since the filing of Amendment No. 10 are set forth below.

On November 13, 2019 Mr. Trafelet received 514,348 shares of Common Stock from 734 Investors as a result of a distribution on November 12, 2019 of the Issuer’s Common Stock by 734 Investors in-kind to its members pro rata and not for consideration.

Except as described herein, no other transactions in the Common Stock were effected by the Reporting Person during the 60 days prior to the date of this Amendment No. 11.

(d) - (e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2019

REMY W. TRAFELET

By:	/s/ Remy W. Trafelet
Remy W. Trafelet, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).